Power Hero Corp.
A Delaware Corporation

Financial Statements and Independent Auditor's Report

December 31, 2023 and 2022

POWER HERO CORP.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1-2
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEARS THEN ENDED:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Deficit	5
Statements of Cash Flows	6
Notes to the Financial Statements	7



To the Board of Directors of
Power Hero Corp.
La Verne, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Power Hero Corp. (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $497,063 and $299,655 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows of $344,027 and $178,098 from operations for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $1,742,515 and a working capital deficit of $239,817. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 11, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

POWER HERO CORP.
BALANCE SHEETS
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 107,046	$ 18,482
Deferred offering cost	-	5,000
Total Current Assets	107,046	23,482
Non-Current Assets:		
Computer equipment, net	4,835	-
Intangible asset, net	270,083	184,774
Total Non-Current Assets	274,918	184,774
TOTAL ASSETS	$ 381,964	$ 208,256
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 132,210	$ 74,153
Due to related parties	214,653	229,728
Convertibles note payable	-	253,000
Accrued interest payable	-	13,058
Total Current Liabilities	346,863	569,939
Non-current Liability:		
SAFE liabilities	157,606	172,833
Total Liabilities	504,469	742,772
Stockholders' Deficit:		
Common stock $0.000001 par, 44,000,000 shares authorized, 17,029,813 and 14,771,544 issued and outstanding as of December 31, 2023 and 2022, respectively	17	15
Treasury stock	-	-
Additional paid-in capital	1,619,993	710,921
Accumulated deficit	(1,742,515)	(1,245,452)
Total Stockholders' Deficit	(122,505)	(534,516)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 381,964	$ 208,256

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

POWER HERO CORP.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2023 and 2022

		2023		2022
Operating Expenses:				
Sales and marketing	$	232,977	$	27,203
General and administrative		167,242		164,354
Research and development		99,849		100,741
Total Operating Expenses		500,068		292,298
Loss from operations		(500,068)		(292,298)
Other Income/(Expense):				
Other income		-		133
Interest expense		(12,222)		(11,766)
Change in fair value of SAFE liabilities		15,227		4,276
Total Other Income/(Expense)		3,005		(7,357)
Net loss	$	(497,063)	$	(299,655)
Weighted average common stock outstanding - basic and diluted		15,064,116		14,732,088
Net loss per share - basic and diluted	$	(0.03)	$	(0.02)

See Independent Auditor's Report and accompanying notes, which are integral parts of these
financial statements.

POWER HERO CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2023 and 2022

	Common Stock		Treasury Stock				Total
	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Accumulated Deficit	Stockholders' Deficit
Balance at December 31, 2021	14,713,449	$ 15	42,000	$ -	$ 603,319	$ (945,797)	$ (342,463)
Conversion of notes	43,695	-	-	-	7,283	-	7,283
Reissuance of treasury stock for service	14,400	-	(14,400)	-	4,800	-	4,800
Stock-based compensation	-	-	-	-	95,519	-	95,519
Net loss	-	-	-	-	-	(299,655)	(299,655)
Balance at December 31, 2022	14,771,544	15	27,600	-	710,921	(1,245,452)	(534,516)
Common stock issued for cash	30,000	-	-	-	15,000	-	15,000
Common stock issued for cash - Reg CF	558,610	1	-	-	558,609	-	558,610
Offering costs	-	-	-	-	(35,672)	-	(35,672)
Conversion of notes	1,669,659	1	-	-	278,279	-	278,280
Stock-based compensation	-	-	-	-	92,856	-	92,856
Net loss	-	-	-	-	-	(497,063)	(497,063)
Balance at December 31, 2023	17,029,813	$ 17	27,600	$ -	$ 1,619,993	$ (1,742,515)	$ (122,505)

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

POWER HERO CORP.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (497,063)	$ (299,655)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,278	-
Amortization	3,852	1,759
Stock-based compensation	92,856	100,319
Accrued interest converted to equity	25,280	-
Change in fair value of SAFE liabilities	(15,227)	(4,276)
Changes in operating liabilities:		
Increase in accounts payable	58,057	11,988
Increase/(decrease) in accrued interest payable	(13,060)	11,767
Net cash used in operating activities	(344,027)	(178,098)
Cash flows from investing activities		
Purchase of property and equipment	(6,113)	-
Purchase of intangible assets	(89,161)	(62,733)
Net cash used in investing activities	(95,274)	(62,733)
Cash flows from financing activities		
Proceeds from convertible notes	-	103,000
Increase/(decrease) in due to related parties	(15,073)	65,100
Common stock issued for cash	573,610	-
Offering costs	(30,672)	(5,000)
Net cash provided by financing activities	527,865	163,100
Net change in cash	88,564	(77,731)
Cash at beginning of the year	18,482	96,213
Cash at end of the year	$ 107,046	$ 18,482
Supplemental disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible note agreements to common stock	$ 253,000	$ 7,000
Conversion of accrued interest payable to common stock	$ 25,280	$ 283
Reissuance of treasury stock for service	$ -	$ 4,800

See Independent Auditor's Report and accompanying notes, which are integral parts of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Power Hero Corp. (the "Company") was incorporated on January 6, 2017 in the state of Delaware. The Company plans to operate as a peer-to-peer ("P2P") network and marketplace that allow users to charge electric vehicles and other mobile devices on the go.

As of December 31, 2023, the Company has not commenced planned principal operations nor generated revenue. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted the calendar year as its basis for reporting. The Company did a 3-to-1 stock split in 2023, which is retroactively applied in these financial statements (see Note 6).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying financial statements include useful lives of and impairment valuations of computer equipment and intangible assets, deferred income tax assets, fair value of debt and equity instruments, including share-based compensation and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Management makes estimates that affect certain accounts including key personnel costs, and useful lives on intellectual property and computer equipment. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments, with a maturity date of three months or less, to be cash equivalents. The Company considers balances held in money market accounts to be cash equivalents. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in cash and cash equivalents.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' deficit upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2023 and 2022, deferred offering costs were $0 and $5,000, respectively.

Computer Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment. Computer equipment are recorded at cost, less accumulated depreciation. The Company depreciates computer equipment using the straight-line method based on its estimated useful life of 2 years. The Company periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2023, the management determined no impairment on the Company's computer equipment.

Computer equipment as of December 31, 2023 follows:

Computer equipment	$	6,113
Less: Accumulated depreciation		(1,278)
Computer equipment, net	$	4,835

Depreciation expense for the year ended December 31, 2023 was $1,278.

Intangible Asset - Patents

Patents are initially measured at the legal costs incurred in the filing process. Patents are recorded at cost, less accumulated amortization. The Company's patents include pending patents and licensed patents. For pending patents, no life has yet to be determined and therefore costs are not amortized until the patent is issued. Once the patents are issued, these patents will be assigned a life and amortized on a straight-line basis over the life which was assigned. The costs of maintaining licensed patents are expensed when incurred.

The Company evaluates the recoverability of patents whenever events or changes in circumstances indicate that a patent's carrying amount may not be recoverable. Such circumstances could include but are not limited to (1) a significant decrease in the market value of the patent, (2) a significant adverse change in the extent or manner in which the patent may be used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the patent.

Pending patents consist of costs related to twelve patents applications as of December 31, 2023, for which the filing process has already begun. However, the issuance of these patents has not yet been made by the United States Patent and Trademark Office ("USPTO") or other applicable patent office.

No useful life has yet been determined for these patent applications. If for some reason a patent is not issued, the costs associated with the acquisition and the continuation of the application are fully amortized in the year of denial. Pending patents consist of fees paid to apply for several patents. As of December 31, 2023, the Company has six patents approved by the USPTO and one patent approved by the Australian Government's patent agency, IP Australia.

Patents as of December 31, 2023 and 2022 are as follows:

	2023	2022
Licensed	$ 99,135	$ 49,383
Pending	177,682	138,273
	276,817	187,656
Accumulated amortization	(6,734)	(2,882)
Intangible asset, net	$ 270,083	$ 184,774

Amortization expense for the years ended December 31, 2023 and 2022 was $3,852 and $1,759, respectively.

Derivative Liability

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under ASC 815, *Derivatives and Hedging*.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

The Company determined that the SAFE agreements are debt. Given the potential cash settlement upon a liquidity event, and the variable number of equity shares issuable upon settlement due to the valuation cap provisions, the Company classified the SAFE notes as a liability at their fair value. The SAFE notes were remeasured to fair value each reporting period.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance establishes a defined three-tier hierarchy to classify and disclose the fair value of assets and liabilities on both the date of their initial measurement as well as all subsequent periods. Whenever available, fair value is based on or derived from observable market prices. When observable prices or inputs are not available, unobservable prices or inputs are used to estimate the fair value, often using an internal valuation model. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the item being valued. The three levels of the fair value measurement hierarchy are as follows:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

With the exception of the Simple Agreement for Future Equity ("SAFE") liabilities, the carrying values of the Company's assets and liabilities approximate their fair values, primarily due to their short-term nature.

SAFE liabilities are marked to market each reporting period using level 3 inputs. The fair value of the SAFE liability as of December 31, 2023 and 2022, was determined based on a probability-weighted model with 3 possible outcomes considered to include: 1) equity financing of preferred stock; 2) a liquidity event; or 3) dissolution. Refer to Note 5 for more information about the SAFE liability. Changes in Level 3 financial liability measured at fair value for the years ended December 31, 2023 and 2022 are as follows:

Balance December 31, 2021	$	177,109
Change in fair value of SAFE agreements		(4,276)
Balance December 31, 2022		172,833
Change in fair value of SAFE agreements		(15,227)
Balance December 31, 2023	$	157,606

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of December 31, 2023, the Company has not earned any revenue.

Research and Development

Research and development costs are expensed as incurred.

Advertising

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the years ended December 31, 2023 and 2022 was $111,184, and $6,852, respectively.

	2023	2022
Paid advertisements	$ 11,942	$ 500
Media production	50,000	-
Marketing materials	2,250	5,000
Social media expense	46,515	625
Dues and subscriptions	477	727
Total	$ 111,184	$ 6,852

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common stock issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2023 and 2022 consist of outstanding options (Note 6) and SAFE agreements (Note 5).

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has not generated revenues or profits since inception, has sustained net losses of $497,063 and $299,655 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows of $344,027 and $178,098 from operations for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had an accumulated deficit of $1,742,515 and a working capital deficit of $239,817. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. During the next twelve months, the Company intends to fund its operations with funding from the proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company may be required to reduce the scope of the planned development, which could harm the business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTES

From 2021 to 2022, the Company issued a series of convertible notes in exchange for cash for the purpose of raising additional operating capital. The convertible notes were unsecured, bear interest of 6% per annum with all principal and interest due and payable on its maturity date, October 31, 2023.

These convertible notes were subject to automatic conversion upon capital financing of at least $2,000,000 at a conversion price equal to the price per share paid by the investors in such capital financing. These convertible notes were also subject to holders' optional conversion upon the maturity date into common stock at a conversion price of $0.17 ($0.50 pre-stock split) per share. At any time on or after the maturity date, the holder may elect to either: (a) demand repayment of the outstanding principal amount and unpaid interest; or (b) convert the outstanding principal amount and unpaid interest into shares of common stock at a conversion price of $0.50 per share. In the event of change in control (as defined in the agreement), the majority holders may elect to either: (a) declare that the notes shall become due and payable immediately prior to the closing of the change of control and receive in payment an amount equal to 200% of the outstanding principal amount plus all unpaid interest; or (b) convert the outstanding principal amount and unpaid interest into shares of common stock at a conversion price of $0.50 per share.

In 2022, the Company converted notes with total principal amount and unpaid interest of $7,283 into 43,695 shares of common stock. On notes' maturity date, the holders opted to convert all the outstanding notes with total principal amount and unpaid interest of $278,280 into 1,669,659 shares of common stock (see Note 6).

The outstanding principal balance as of December 31, 2023 and 2022 was $0 and $253,000, respectively. Accrued interest as of December 31, 2023 and 2022 was $0 and $13,058, respectively. The Company incurred interest expense of $12,222 and $11,766 for the years ended December 31, 2023 and 2022, respectively.

NOTE 5: SAFE AGREEMENTS

In 2019 to 2020, the Company entered into a series of SAFE agreements for a total amount of $332,687, (in aggregate the "Purchase Amount"). The SAFEs do not accrue a dividend and are non-voting. The SAFE agreements are unsecured obligations.

In the event of preferred equity financing before the termination of the SAFEs, the SAFEs automatically convert into the number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. The discount price is the lower of: (a) the price per share of the standard preferred stock sold in the preferred equity financing multiplied by the discount rate or (b) the price per share of the standard preferred stock multiplied by a rate determined by dividing the valuation cap.

In the event of liquidation before the termination of the SAFEs, the investor may either: (i) opt to receive a cash payment equal to the Purchase Amount; or (ii) automatically receive a number of shares of common stock equal to the Purchase Amount divided by the liquidity price. A liquidity event is defined as a change of control or an initial public offering while liquidity price is the price per share equal to the fair market value of the common stock at the time of the liquidity event multiplied by the discount rate. If there are not enough funds to pay the holders of SAFE agreements in full, then all the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In the event of dissolution before the termination of the SAFEs, the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. This event is defined as (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, excluding a liquidity event, whether voluntary or involuntary. The Purchase Amount will be paid prior to and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2023 and 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. Upon conversion, the SAFE agreements will convert into preferred stock.

As of December 31, 2023 and 2022, the details of outstanding SAFE obligations are as follows:

		Purchase Amount		Fair Value	
Discount Rate	**Valuation Cap**	**12/31/2023**	**12/31/2022**	**12/31/2023**	**12/31/2022**
90%	$ 6,000,000	$ 171,892	$ 171,892	$ 72,042	$ 81,026
80%	$ 5,000,000	160,795	160,795	85,564	91,807
		$ 332,687	$ 332,687	$ 157,606	$ 172,833

NOTE 6: STOCKHOLDERS' DEFICIT

Capital Structure

Under the original articles of incorporation under the Company's original name "Ijuze Corp", the Company was authorized to issue 10,000,000 shares of common stock at $0.000001 par value. In January 2018, the Company changed its name to Power Hero Corp. In March of 2018, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 20,000,000 shares of common stock at $0.000001 par value and subjected all outstanding common stock to a 2-for-1 stock split. In January 2023, the Company amended and restated its articles of incorporation, increased its authorized shares of common stock to 44,000,000 at $0.000001 par value and subjected all outstanding common stock to a 3-for-1 stock split. All outstanding shares disclosed for all periods presented have been retroactively adjusted to reflect the effects of the stock splits.

As of December 31, 2023 and 2022, the Company had 17,029,813 and 14,771,544 issued and outstanding shares of common stock, respectively.

Common Stock

In 2022, the Company re-issued 14,400 shares of treasury stock in exchange for service valued at $4,800. Also, convertible notes amounting to $7,283 were converted at the option of the holder in exchange for 43,695 shares of common stock.

In 2023, 30,000 shares of common stock were issued for cash in the amount of $15,000. Also, the Company undertook an offering of common stock pursuant to a Regulation Crowdfunding offering, which raised $558,610 in gross proceeds through the issuance of 558,610 shares of common stock at a price of $1.00 per share. The Company incurred offering costs of $35,672 with this offering.

Treasury Stock

In 2019, the Company issued 42,000 shares of common stock to a contractor in exchange for service. On the same year, the Company reacquired the 42,000 shares of common stock since the contractor failed to deliver the agreed service. 27,600 shares of treasury stock were held as of both December 31, 2023 and 2022.

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation - Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period in line with the options vesting. The Company does not have a stock-based employee compensation plan in place as of the date of this report and issues options at the approval of the board on a case-by-case basis, which raises various potential regulatory and tax issues that could significantly impact the Company and/or its option recipients. Therefore, there are various risks and uncertainties associated with the Company's stock options.

Stock options are granted to certain employees of the Company from time to time. As of December 31, 2023 and 2022, 1,631,508 and 1,511,508 stock options were issued and outstanding, respectively, under the approval of the board. Vested stock options were 1,150,902 and 888,775 as of December 31, 2023 and 2022, respectively.

The Company's stock options typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

A summary of options activities for the years ended December 31, 2023 and 2022 is as follows:

	December 31, 2023		December 31, 2022	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance beginning of period	1,511,508	$ 0.14	1,181,508	$ 0.13
Granted	120,000	$ 0.50	330,000	$ 0.17
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of period	1,631,508	$ 0.16	1,511,508	$ 0.14
Exercisable at end of period	1,150,902	$ 0.15	888,775	$ 0.16
Intrinsic value of options outstanding at year-end	$ 1,365,120		$ 293,235	
Weighted average duration (years) to expiration of outstanding options at year-end	7.15		7.97	
Weighted average duration (years) to expiration of exercisable options at year-end	6.61		7.18	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the following inputs for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Risk Free Interest Rate	3.74% - 3.78%	2.69% - 3.95%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	7	5 - 7
Fair Value per Stock Option	$0.71 - $0.72	$0.22 - $0.24

As of December 31, 2023, there was $187,797 of costs to be recognized over a weighted-average period of approximately 2.19 years.

The fair value of stock options issued during the years ended December 31, 2023 and 2022 was $85,800 and $76,200, respectively. Stock-based compensation expense during the years ended December 31, 2023 and 2022 was $92,856 and $95,519, respectively.

NOTE 7: RELATED PARTY TRANSACTIONS

Due to Related Parties

As of December 31, 2023 and 2022, this account consists of:

	12/31/2023	12/31/2022
Deferred compensation	$ 198,250	$ 214,750
Accounts payable	16,403	14,978
	$ 214,653	$ 229,728

The Company also provided compensation to its key executives for the services they provided which were recorded to operating expenses in the amounts of $95,519 and $92,856 for the years ended December 31, 2023 and 2022, respectively. These key executives are also Company's stockholders. Payment of this compensation is deferred and will be paid out at a later date once the Company meets their next financing goal. The table below represents the activity during years 2021, 2022, 2023.

	Payable to CMO	Payments made	Expensed during year
2021	$ 26,250	$ -	No compensation for the year
2022	$ 26,250	$ -	No compensation for the year
2023	$ 47,750	$ (8,500)	30,000

	Payable to CEO	Payments made	Expensed during the year
2021	$ 133,000	$ -	$ 72,000
2022	$ 188,500	$ (40,500)	$ 96,000
2023	$ 150,500	$ (134,000)	$ 96,000

As of December 31, 2023 and 2022, the company has accrued total deferred compensation balances of $198,250 and $214,750, of deferred compensation, respectively. These payables do not bear interest and are considered payable on demand.

The Company has amounts due to largest stockholder recorded as due to related parties for reimbursement of expenses paid on behalf of the Company. The outstanding amount included in these financial statements as of December 31, 2023 and 2022 was $6,803 and $5,378 respectively.

In 2022, the Company engaged a firm owned by one of the Company's stockholders to provide consulting services on the design of circuit cards, firmware and electronic components, which were recorded to operating expenses amounting to $22,097. The outstanding balance as of both December 31, 2023 and 2022 was $9,600, which is included in due to related parties. The Company issued this related party 4,800 shares compensating the deferment of the payment in 2022.

Convertible Notes

The convertible notes discussed in Note 4 include notes issued to the Company's CEO for a total of $63,500. The outstanding principal balance of this note as of December 31, 2023 and 2022 was $0 and $63,500, respectively. Related accrued interest was $0 and $2,810 as of December 31, 2023 and 2022, respectively. Interest expense was $3,173 and $2,495 for the years ended December 31, 2023 and 2022, respectively.

SAFE Agreements

The SAFE agreements discussed in Note 5 include SAFEs issued to the Company's CEO for a total of $57,875.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023 and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 9: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2023 and 2022 are summarized below:

	2023	2022
Defered tax asset on:		
Net operating loss carryforward	$ 419,220	$ 296,141
R&D credit carryforward	4,819	3,544
Interest expense	-	3,733
Research and development expense	10,743	7,401
Total deferred tax assets	434,782	310,819
Defered tax liability on:		
Depreciation and amortization	(11,210)	(8,657)
Deferred tax asset, net	423,572	302,162
Valuation allowance	(423,572)	(302,162)
Net deferred tax assets	$ -	$ -

A reconciliation of the U.S federal income tax rate to the Company's effective tax rate for the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
U.S federal statutory income tax	21.00%	21.00%
State tax rate, net of federal benefit	6.98%	6.98%
Deductible expenses	1.51%	-
Nondeductible expenses	(3.93%)	(6.69%)
Nontaxable gain	0.64%	0.30%
Change in valuation allowance	(26.20%)	(21.59%)
Effective tax rate	-	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $423,572 and $302,162 were recorded as of December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 27.98%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets. The increase in the valuation allowance for the year ended December 31, 2023 was $121,410.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2023, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $1.50 million and $1.06 million, respectively. Federal NOL incurred prior to tax year 2018 amounting to $0.14 million will be carried forward for 20 years and will begin to expire in 2034. Post-TCJA NOL amounting to $1.36 million and $0.92 million as of December 31, 2023 and 2022, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021. The Company also has approximately $5,000 of research and development credits that will expire in 2029, if unused.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2023 tax years remain open to examination.

NOTE 10: RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company discovered pervasive issues with its accounting and financial reporting practices during the course of the preparation and audit of these financial statements. The Company restated its previously reported financial statements for the year ended December 31, 2022 and all related disclosures due to these issues. The following are comparisons of the previously reported financial statements and the restated financial statements:

BALANCE SHEET

	December 31, 2022		
	As Previously Reported	Adjustments	As Restated
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 18,482	$ -	$ 18,482
Prepaid expenses	469	(469)	-
Deferred offering cost	-	5,000	5,000
Total Current Assets	18,951	4,531	23,482
Non-Current Assets:			
Intangible asset, net	158,090	26,684	184,774
Total Non-Current Assets	158,090	26,684	184,774
TOTAL ASSETS	$ 177,040	$ 31,216	$ 208,256
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Current Liabilities:			
Accounts payable	$ 101,643	(27,490)	74,153
Deferred compensation	214,750	(214,750)	-
Due to related parties	-	229,728	229,728
Convertible notes payable	-	253,000	253,000
Accrued interest payable	-	13,058	13,058
Total Current Liabilities	316,393	253,546	569,939
Non-current Liabilities:			
SAFE liabilities	332,687	(159,854)	172,833
Convertible notes payable	253,000	(253,000)	-
Accrued interest payable	23,860	(23,860)	-
Total Liabilities	925,940	(183,168)	742,772
Stockholders' Deficit:			
Common stock	5	10	15
Additional paid-in capital	480,053	230,868	710,921
Option grants	23,509	(23,509)	-
Accumulated deficit	(1,252,467)	7,015	(1,245,452)
Total Stockholders' Deficit	(748,900)	214,384	(534,516)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 177,040	$ 31,216	$ 208,256

POWER HERO CORP.
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

STATEMENT OF OPERATIONS

	2022		
	As Previously Reported	Adjustments	As Restated
Operating Expenses:			
Contractors and Professional Services	$ 152,676	$ (152,676)	$ -
General & Administrative	19,512	144,842	164,354
Research and development	26,897	73,844	100,741
Amortization	14,253	(14,253)	-
Equity Based Compensation	9,480	(9,480)	-
Advertising & Marketing	6,853	(6,853)	-
Sales and marketing	-	27,203	27,203
Total Operating Expenses	229,671	62,627	292,298
Loss from operations	(229,671)	(62,627)	(292,298)
Other Income/(Expense):			
Interest Expense	(19,266)	7,500	(11,766)
Taxes	(450)	450	-
Other income	-	133	133
Change in fair value of SAFE liabilities	-	4,276	4,276
Total Other Income/(Expense)	(19,716)	12,359	(7,357)
Net loss	$ (249,387)	$ (50,268)	$ (299,655)
Weighted average common stock outstanding - basic and diluted	14,799,144	(67,056)	14,732,088
Net loss per share - basic and diluted	$ (0.02)	-	$ (0.02)

STATEMENT OF CASH FLOW

	2022		
	As Previously Reported	Adjustments	As Restated
Cash flows from operating activities			
Net loss	$ (249,387)	$ (50,268)	$ (299,655)
Adjustments to reconcile net loss to net cash used in operating activities:			
Amortization	14,253	(12,494)	1,759
Stock-based compensation	-	100,319	100,319
Change in fair value of SAFE liabilities	-	(4,276)	(4,276)
Changes in operating liabilities:			
Increase in accounts payable	36,064	(24,076)	11,988
Increase in deferred compensation	55,500	(55,500)	-
Increase in accrued interest payable	-	11,767	11,767
Net cash used in operating activities	(143,570)	(34,528)	(178,098)
Cash flows from investing activities			
Purchase of intangible assets	(70,707)	7,974	(62,733)
Net cash used in investing activities	(70,707)	7,974	(62,733)
Cash flows from financing activities			
Proceeds/(repayment) of borrowings	96,000	(96,000)	-
Capitalization of accrued interest	18,984	(18,984)	-
Increase in additional paid-in capital	12,083	(12,083)	-
Issuance of option grants	9,480	(9,480)	-
Proceeds from convertible notes	-	103,000	103,000
Increase/(decrease) in due to related parties	-	65,100	65,100
Offering costs	-	(5,000)	(5,000)
Net cash provided by financing activities	136,547	26,553	163,100
Net change in cash	(77,730)	(1)	(77,731)
Cash at beginning of the year	96,213	-	96,213
Cash at end of the year	$ 18,482	$ -	$ 18,482

NOTE 11: SUBSEQUENT EVENTS

Patent

Subsequent to December 31, 2023, two additional patents applications were approved by the USPTO.

Management's Evaluation

The Company has evaluated subsequent events through April 11, 2024, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.